Exhibit 99.1

BEST Inc. Announces Unaudited Third Quarter 2019 Financial Results

Board authorizes US$100 million share repurchase program

HANGZHOU, China, November 13, 2019 — BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, today announced its unaudited financial results for the quarter ended September 30, 2019.

“BEST’s third quarter results were highlighted by strong revenue growth and significant net loss reduction which saw us achieve positive non-GAAP net income for a second consecutive quarter and we remain on track to achieve our goal of achieving positive non-GAAP net income for the full year 2019,” said Johnny Chou, Chairman and Chief Executive Officer of BEST. “Despite challenging market conditions, e-commerce grew at a healthy pace which contributed to accelerating demand for BEST’s supply chain solutions and logistics services. BEST Express and Freight continued to gain market share and lower costs, while Supply Chain Management and Store+ optimized their operations and improved profitability. Our “Others” segments of UCargo, Global and Capital continued to expand and deliver strong growth as we capitalized on the significant opportunities in truckload services brokerage and geographic expansion in Southeast Asia. BEST is very well positioned to maintain our strong momentum as we enter into the fourth quarter, which is a peak season for our businesses, and as we execute our strategy of above-market growth and increased profitability.”

“BEST delivered an excellent third quarter with strong revenue growth and margin improvement despite a competitive industry environment and the traditionally slow season for our businesses,” said Jenny Pan, BEST’s principal accounting officer. “We recorded solid revenue growth of 22% year-over-year on revenue of RMB8.7 billion. We also achieved positive non-GAAP net income for the first time during a third quarter period, with non-GAAP net income of RMB16.7 million compared to non-GAAP net loss of RMB101 million for the same period of last year. Gross profit margin increased by 0.4 percentage points year-over-year to 5.8%. EBITDA increased by 71% to RMB93 million while adjusted EBITDA increased to RMB114 million from RMB1.3 million for the same period of last year. Our company also generated positive operating cashflow of RMB237 million compared to RMB86 million for the same period of last year. In mid-September, we successfully completed a US$200 million convertible notes offering. As of September 30, 2019, our cash and cash equivalents, restricted cash and short-term investments were RMB4.8 billion which allows us to invest for the future and create long-term value for our shareholders.”

FINANCIAL HIGHLIGHTS

For the Quarter Ended September 30, 2019:

•                  Revenue was RMB8,745.3 million (US$1,223.5 million), an increase of 21.6% year-over-year (“YoY”). Revenue ex-Store+ was RMB7,883.3 million (US$1,102.9 million), an increase of 25.1% YoY.

•                  Express Service Revenue increased 19.4% YoY to RMB5,202.2 million (US$727.8 million).

•                  Freight Service Revenue increased 25.8% YoY to RMB1,375.4 million (US$192.4 million).

•                  Supply Chain Management Service Revenue decreased 8.3% YoY to RMB450.9 million (US$63.1 million).

•                  Store+ Service Revenue decreased 2.7% YoY to RMB862.0 million (US$120.6 million).

•                  Others(1) Service Revenue increased 136.6% YoY to RMB854.9 million (US$119.6 million).

•                      Gross Profit was RMB507.1 million (US$70.9 million), an increase of 30.0% YoY; and Gross Profit Margin was 5.8%, an increase of 0.4 percentage points YoY. Gross Profit ex-Store+ was RMB416.2 million (US$58.2 million), an increase of 30.6% YoY; and Gross Profit Margin ex-Store+ was 5.3%, an increase of 0.2 percentage points YoY.

•                      Net Loss was RMB6.7 million (US$0.9 million), an improvement of 86.9% YoY; and Non-GAAP Net Income(2) (3) was RMB16.7 million (US$2.3 million), compared to Non-GAAP Net Loss of RMB101.4 million in the same period of 2018. Net Income ex-Store+ was RMB93.2 million (US$13.0 million); and Non-GAAP Net Income ex-Store+ (2) (3) was RMB113.5 million (US$15.9 million).

•                      Diluted EPS (4) was negative RMB0.01 (US$0.001), compared to negative RMB0.13 in the same period of 2018; and Non-GAAP diluted EPS (3)(5) was RMB0.05 (US$0.007), compared to negative RMB0.26 in the same period of 2018.

•                      EBITDA (3)(6) was RMB93.4 million (US$13.1 million), compared to RMB54.7 million in the same period of 2018; and Adjusted EBITDA (3)(6) was RMB114.3 million (US$16.0 million), compared to RMB1.3 million in the same period of 2018. EBITDA (3) (6) ex-Store+ was RMB190.1 million (US$26.6 million); and Adjusted EBITDA (3)(6) ex-Store+ was RMB209.5 million (US$29.3 million).

(1) Others include BEST Global, BEST Capital, BEST UCargo and other new initiatives.

(2) Non-GAAP net income/loss represents net income/loss excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(3) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(4) Diluted earnings per share, or Diluted EPS, is calculated by dividing net profit attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period.

(5) Non-GAAP diluted earnings per share, or non-GAAP diluted EPS, represents diluted earnings per share excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(6) EBITDA represents net loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses and fair value change of equity investments (if any).

•                      Net Cash Generated from Operating Activities was RMB237.3 million (US$33.2 million), compared to RMB86.3 million in the same period of 2018.

BUSINESS HIGHLIGHTS (7)

BEST Express:

Table 1 — BEST Express Key Operating Metrics

	Three Months Ended		% Change
(in RMB, unless otherwise noted)	September 30, 2018	September 30, 2019	YoY
Parcel Volume (in ‘000)	1,371,055	1,890,842	37.9%
BEST Express Market Share (8) (%)	10.8%	11.7%	0.9	ppts
Average Revenue Per Parcel	3.18	2.75	(13.4)%
Average Cost Per Parcel	3.02	2.62	(13.2)%
Average Transportation Cost Per Parcel	0.86	0.75	(12.7)%
Average Labor Cost Per Parcel	0.29	0.23	(22.9)%
Average Lease Cost Per Parcel	0.11	0.10	(5.1)%
Average Other Cost Per Parcel	0.17	0.11	(34.6)%
Average Last-mile Cost Per Parcel	1.59	1.43	(9.9)%
Gross Profit per Parcel	0.16	0.13	(18.6)%
Hubs & Sortation Centers (as of period end)	117	94	(19.7)%

•                  Strong volume growth and market share gain: Express parcel volume grew by 37.9% YoY to 1.89 billion, compared to industry-wide YoY growth rate of 27.6%(9) in the third quarter of 2019. The Company increased its market share to 11.7% in the third quarter of 2019, a YoY increase of 0.9 percentage points.

•                  Continuous unit cost reduction: Reduced average cost per parcel by 13.2% to RMB2.62 in the third quarter of 2019, compared to RMB3.02 in the same period of 2018.

•                  Ongoing network optimization: Further reduced total number of hubs and sortation centers by 19.7% YoY to 94 as of September 30, 2019 to strengthen operating efficiency.

(7) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year-over-year comparisons are based on figures before rounding.

(8) Express market share calculated as the Company’s parcel volume as a percentage of aggregate national express delivery parcel volume for the relevant period, based on data published by State Post Bureau of the PRC.

(9) Based on data published by State Post Bureau of the PRC.

•        For July 2019 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for July 2019, State Post Bureau of the PRC, August 14, 2019, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201908/t20190814_1900591.html

•        For August 2019 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for August 2019, State Post Bureau of the PRC, September 12, 2019, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201909/t20190912_1926315.html

•        For September 2019 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for September of 2019, State Post Bureau of the PRC, October 16, 2019, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201910/t20191016_1947156.html

•                  Investment in technology application: Continued to invest in automation and digitalization, with 80 automated sorting lines and 967 dimension and weight scanning systems in use as of September 30, 2019. Digital waybill usage was 100% in the third quarter of 2019.

BEST Freight:

Table 2 — BEST Freight Key Operating Metrics

	Three Months Ended		% Change
(In RMB, unless otherwise noted)	September 30, 2018	September 30, 2019	YoY
Freight Volume (Tonne in ‘000)	1,474	1,885	27.9%
Average Revenue per Tonne	741.7	729.8	(1.6)%
Average Cost Per Tonne	707.5	683.9	(3.3)%
Average Transportation Cost Per Tonne	372.0	342.5	(7.9)%
Average Labor Cost Per Tonne	96.0	83.8	(12.8)%
Average Lease Cost Per Tonne	54.7	49.6	(9.3)%
Average Other Cost Per Tonne	42.8	42.7	(0.4)%
Average Last-mile Cost Per Tonne	141.9	165.5	16.6%
Gross Profit Per Tonne	34.3	45.8	33.7%
Hubs & Sortation Centers (as of period end)	120	99	(17.5)%
Last-mile Service Stations (as of period end)	11,698	17,817	52.3%

•                  Solid volume growth: Freight volume increased by 27.9% YoY to 1,885,000 tonnes in the third quarter of 2019, significantly higher than the industry-wide growth.

•                  Continuous margin improvement: Gross profit margin reached 6.3% with a YoY increase of 1.7 percentage points in the third quarter of 2019, resulting from stable price level and continued unit cost reduction.

•                  Ongoing network optimization: Reduced the total number of hubs and sortation centers by 17.5% YoY to 99 as of September 30, 2019 to further enhance operating efficiency.

•                  Service coverage expansion: The total number of last-mile service stations operated by franchisee partners increased by 52.3% YoY to 17,817 as of September 30, 2019, which enhanced both density and breadth of coverage.

BEST Supply Chain Management:

•                  Strong order fulfillment volume growth: The total number of orders fulfilled by Cloud OFCs increased by 52.7% YoY to 86.3 million in the third quarter of 2019, of which total number of orders fulfilled by franchised Cloud OFCs increased by 112.8% YoY to 40.5 million.

•                  Significant improvement in gross profit margin: The gross profit margin improved by 4.1 percentage points YoY to 8.1% in the third quarter of 2019.

•                  Extensive nationwide network and services: Increased the total number of Cloud OFCs to 385, of which 280 Cloud OFCs were owned and operated by franchisees; managed over 3.0 million square meters of facilities as of September 30, 2019, of which 1.3 million square meters of facilities were owned and operated by franchisees.

BEST Store+:

•                  Strong network expansion: Continued to focus on developing branded stores. Total number of branded stores including franchised and self-operated stores increased by 161.0% YoY to 3,414 as of September 30, 2019, of which the number of franchised BEST-Neighbor stores increased by 198.0% to 3,066 as of September 30, 2019. Total number of membership stores increased by 3.6% YoY to 429,892 as of September 30, 2019.

•                  Significant increase in orders fulfilled for branded stores: Total number of orders fulfilled for branded stores increased by 53.6% YoY to 221,498 in the third quarter of 2019, representing 24.5% of total orders fulfilled, of which the total number of orders fulfilled for franchised BEST-Neighbor stores increased by 403% YoY to 99,856 in the third quarter of 2019.

•                  Gross profit margin improvement: Continued to focus on order quality enhancement of membership stores to improve profitability. As a result, gross profit margin increased by 2.5 percentage points YoY to 10.5% in the third quarter of 2019.

•                  Expanding to-customer (“2C”) last-mile network: Continued to grow its 2C membership programs to develop online-to-offline business and last-mile services. As of September 30, 2019, branded stores had acquired over 1 million 2C members, representing a YoY increase of 222%.

Others:

•                  BEST UCargo:

•                  Rapid scaling of network: The number of registered agents on the platform increased by 16.4% YoY to 4,938 as of September 30, 2019; the number of registered trucks increased by 27.0% YoY to 307,114 as of September 30, 2019.

•                  Significant increase in transaction volume and revenue: The total number of transactions increased by 25.3% YoY to 170,198, of which external transactions increased by 223.8% YoY to 158,046; revenue generated from external customers increased by 174% to RMB702.0 million (US$99.4 million).

•                  BEST Global:

•                  International service coverage expansion: Continued to develop cross-border solutions and broaden service offerings in international markets. As of September 30, 2019, BEST provided international service coverage in 19 countries and regions outside Mainland China, compared to 15 countries in the same period of 2018.

•                  Accelerated growth in Southeast Asia: Strong growth in express parcel volume and developing supply chain management services in Thailand and Vietnam.

•                  BEST Capital:

•                  As of September 30, 2019, BEST Capital had provided financing solutions to 9,765 trucks in total, a YoY increase of 60.6% compared to September 30, 2018.

FINANCIAL RESULTS

For the Quarter Ended September 30, 2019:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 3 — Breakdown of Revenue by Business Segment

	Three Months Ended
	September 30, 2018		September 30, 2019
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YoY
Express	4,357,527	60.6%	5,202,214	727,817	59.5%	19.4%
Freight	1,093,331	15.2%	1,375,411	192,427	15.7%	25.8%
Supply Chain Mgmt.	491,633	6.8%	450,854	63,077	5.2%	(8.3)%
Others	361,293	5.0%	854,853	119,598	9.8%	136.6%
Revenue ex-Store+	6,303,784	87.7%	7,883,332	1,102,919	90.1%	25.1%
Store+	885,518	12.3%	861,964	120,593	9.9%	(2.7)%
Revenue	7,189,302	100.0%	8,745,296	1,223,512	100.0%	21.6%

•                  Express Service Revenue increased by 19.4% YoY to RMB5,202.2 million (US$727.8 million) from RMB4,357.5 million, primarily due to 37.9% YoY increase in parcel volume, which was offset by a 13.4% YoY decrease in average selling price per parcel.

•                  Freight Service Revenue increased by 25.8% YoY to RMB1,375.4 million (US$192.4 million) from RMB1,093.3 million, primarily due to 27.9% YoY increase in freight volume.

•                  Supply Chain Management Service Revenue decreased by 8.3% YoY to RMB450.9 million (US$63.1 million) from RMB491.6 million, primarily due to discontinuation of projects with low profitability and focus on growing franchised Cloud OFC business.

•                  BEST Store+ Service Revenue decreased by 2.7% YoY to RMB862.0 million (US$120.6 million) from RMB885.5 million, primarily due to a decrease in the number of orders fulfilled for membership stores resulting from ongoing efforts to improve order quality and margins.

•                  Others Service Revenues increased by 136.6% YoY to RMB854.9 million (US$120.0 million) from RMB361.3 million, primarily due to increased revenue generated from BEST UCargo’s external customers, BEST Global’s expanded operations and BEST Capital’s financing solutions to ecosystem participants.

Cost of Revenue

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 4 — Breakdown of Cost of Revenue by Business Segment

	Three Months Ended
	September 30, 2018		September 30, 2019			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Express	(4,139,558)	95.0%	(4,957,398)	(693,565)	95.3%	0.3	ppts
Freight	(1,042,820)	95.4%	(1,289,098)	(180,351)	93.7%	(1.7	)ppts
Supply Chain Mgmt.	(472,045)	96.0%	(414,197)	(57,948)	91.9%	(4.1	)ppts
Others	(330,659)	91.5%	(806,469)	(112,829)	94.3%	2.8	ppts
Cost of Revenue ex-Store+	(5,985,082)	94.9%	(7,467,162)	(1,044,693)	94.7%	(0.2	)ppts
Store+	(814,299)	92.0%	(771,078)	(107,878)	89.5%	(2.5	)ppts
Cost of Revenue	(6,799,381)	94.6%	(8,238,240)	(1,152,571)	94.2%	(0.4	)ppts

Cost of Revenue was RMB8,238.2 million (US$1,152.6 million) or 94.2% of revenue in the quarter ended September 30, 2019, compared to RMB6,799.4 million or 94.6% of revenue in the same quarter of 2018. The decrease of 0.4 percentage point in cost of revenue as a percentage of revenue was primarily attributable to increased operating efficiency.

Gross Profit was RMB507.1 million (US$70.9 million), a YoY increase of 30.0% compared to RMB389.9 million in the same quarter of 2018. Gross Profit Margin was 5.8%, compared to 5.4% in the same quarter of 2018. Gross Profit ex-Store+ was RMB416.2 million (US$58.2 million), an increase of 30.6% YoY; and Gross Profit Margin ex-Store+ was 5.3%, an increase of 0.2 percentage points YoY.

Operating Expenses

The following table sets forth a breakdown of operating expenses and adjusted operating expenses by category for the periods indicated.

Table 5 — Breakdown of Operating Expenses and Adjusted Operating Expenses by Category

	Three Months Ended
	September 30, 2018		September 30, 2019			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Selling Expenses	(235,681)	3.3%	(212,714)	(29,760)	2.4%	(0.9	)ppts
Adjusted for SBC Expenses	(1,837)	0.0%	(2,571)	(360)	0.0%	0.0	ppts
Adjusted Selling Expenses	(233,844)	3.3%	(210,143)	(29,400)	2.4%	(0.9	)ppts
General and Administrative Expenses	(264,784)	3.7%	(275,667)	(38,567)	3.2%	(0.5	)ppts
Adjusted for SBC Expenses	(20,500)	0.3%	(15,595)	(2,182)	0.2%	(0.1	)ppts
Adjusted General and Administrative Expenses	(244,284)	3.4%	(260,072)	(36,385)	3.0%	(0.5	)ppts
Research and Development Expenses	(42,922)	0.6%	(64,522)	(9,027)	0.7%	0.1	ppts
Adjusted for SBC Expenses	(2,240)	0.0%	(2,291)	(321)	0.0%	0.0	ppts
Adjusted Research and Development Expenses	(40,682)	0.6%	(62,231)	(8,706)	0.7%	0.1	ppts
Total Operating Expenses	(543,387)	7.6%	(552,903)	(77,354)	6.3%	(1.4	)ppts
Adjusted for SBC Expenses	(24,577)	0.3%	(20,457)	(2,862)	0.2%	(0.1	)ppts
Adjusted Total Operating Expenses	(518,810)	7.2%	(532,446)	(74,492)	6.1%	(1.2	)ppts

Selling Expenses were RMB212.7 million (US$29.8 million) or 2.4% of revenue in the quarter ended September 30, 2019, compared to RMB235.7 million or 3.3% of revenue in the same quarter of 2018. The decrease in selling expenses as a percentage of revenue was primarily attributable to economies of scale and improved operating efficiencies. Selling Expenses ex-Store+ were RMB74.5 million, representing 0.9% of ex-Store+ revenue.

General and Administrative Expenses were RMB275.7 million (US$38.6 million) or 3.1% of revenue in the quarter ended September 30, 2019, compared to RMB264.8 million or 3.7% of revenue in the same quarter of 2018. The decrease in general and administrative expenses as a percentage of revenue was primarily attributable to economies of scale and improved operating efficiencies. General and Administrative Expenses ex-Store+ was RMB232.8 million, representing 3.0% of ex-Store+ revenue.

Research and Development Expenses were RMB64.5 million (US$9.0 million) or 0.7% of revenue in the quarter ended September 30, 2019, compared to RMB43.0 million, or 0.6% of revenue in the same quarter of 2018. The increase in research and development expenses was primarily attributable to the hiring of additional IT professionals. Research and Development Expenses ex-Store+ were RMB54.8 million, representing 0.7% of ex-Store+ revenue.

Share-based compensation (“SBC”) Expenses included in the cost and expense items above in the quarter ended September 30, 2019 were RMB21.0 million (US$2.9 million), compared to RMB25.2 million in the same quarter of 2018. In the third quarter of 2019, approximately RMB0.5 million (US$0.07 million) was allocated to cost of revenue, RMB2.6 million (US$0.4 million) was allocated to selling expenses, RMB15.6 million (US$2.2 million) was allocated to general and administrative expenses, and RMB2.3 million (US$0.3 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Income

Net loss in the quarter ended September 30, 2019 was RMB6.7 million (US$0.9 million), an improvement of 86.9% compared to RMB51.1 million in the same quarter of 2018. Excluding the impact of SBC expense and amortization of intangible assets resulting from business acquisitions, non-GAAP Net Income in the quarter ended September 30, 2019 was RMB16.7 million (US$2.3 million), compared to non-GAAP Net Loss of RMB101.4 million in the same quarter of 2018. Ex-Store+ non-GAAP Net Income in the quarter ended September 30, 2019 was RMB113.5 million (US$15.9 million).

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in the quarter ended September 30, 2019 was negative RMB0.01 (US$0.001) based on a weighted average of 388.7 million diluted shares outstanding during the quarter, an improvement of 92.4% compared to negative RMB0.13 on a weighted average of 387.1 million diluted shares outstanding during the same period of 2018. Excluding SBC expense and amortization of intangible assets resulting from business acquisitions, non-GAAP diluted EPS in the quarter ended September 30, 2019 was RMB0.05 (US$0.007), compared to negative RMB0.26 in the same period of 2018. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA was RMB114.3 million (US$16.0 million), improved from RMB1.3 million in the quarter ended September 30, 2018. Adjusted EBITDA Margin was 1.3%, improved from 0.02% in the quarter ended September 30, 2018. The improvement of RMB113.0 million (US$15.8 million), or 1.28 percentage points, was primarily attributable to strong revenue growth and improved operating efficiency. Adjusted EBITDA (3)(6) ex-Store+ was RMB209.5 million (US$29.3 million). Adjusted EBITDA Margin ex-Store+ was 2.7%.

The following table sets forth a breakdown of adjusted EBITDA and adjusted EBITDA margin for the three months ended September 30, 2019 by segment (10), and a reconciliation of the Company’s net loss by segment (11) to EBITDA, adjusted EBITDA and adjusted EBITDA margin.

Table 6 — Breakdown and Reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin by Segment (11)

	Three Months Ended September 30, 2019
(In RMB’000)	BEST (ex-Store+)	Store+	Unallocated(11)	Total
Net Income/(Loss)	140,866	(99,927)	(47,635)	(6,696)
Add
Depreciation & Amortization	94,127	3,570	7,904	105,601
Interest Expense	—	—	12,023	12,023
Income Tax Expense	4,076	(385)	(0)	3,691
Subtract
Interest Income	—	—	(21,242)	(21,242)
EBITDA	239,069	(96,742)	(48,950)	93,377
Add
Share-based Compensation Expenses	12,754	1,617	6,588	20,959
Adjusted EBITDA	251,823	(95,125)	(42,362)	114,336
Adjusted EBITDA Margin	3.2%	(11.0)%	n/m	1.3%

(10) Segments consist of all business units other than BEST Store+, BEST Store+ and unallocated expenses.

(11) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

The following table sets forth a breakdown of non-GAAP net income/loss for the three months ended September 30, 2019 by segment, and a reconciliation of the Company’s net loss by segment to non-GAAP net income.

Table 7 — Breakdown and Reconciliation of non-GAAP net income by Segment

	Three Months Ended September 30, 2019
(In RMB’000)	BEST (ex-Store+)	Store+	Unallocated	Total
Net Income/(Loss)	140,866	(99,927)	(47,635)	(6,696)
Add
Share-based Compensation Expenses	12,754	1,617	6,588	20,959
Amortization of Intangible Assets Resulting from Business Acquisitions	930	1,541	—	2,471
Non-GAAP Net Income/(Loss)	154,550	(96,769)	(41,047)	16,734

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of September 30, 2019, cash and cash equivalents, restricted cash and short-term investments were RMB4,778.3 million (US$668.5 million), compared to RMB4,045.7 million as of June 30, 2019.

Net Cash Generated from Operating Activities

Net cash generated from operating activities was RMB237.3 million (US$33.2 million) for the third quarter of 2019, compared to RMB86.3 million in the same period of 2018.

Capital Expenditures (“CAPEX”)

CAPEX was RMB523.0 million (US$73.2 million), or 6.0% of total revenue in the quarter ended September 30, 2019, compared to CAPEX of RMB412.2 million, or 5.7% of total revenue, in the same period of 2018. The increase in CAPEX was primarily due to the upgrade of automation systems in major hubs, sortation centers and Cloud OFCs, including investments in high-speed automated sorting, dimension and weight scanning systems.

SHARES OUTSTANDING

As of the date of this press release, the Company had approximately 389.2 million ordinary shares outstanding (12). Each ADS represents one Class A ordinary share.

FINANCIAL GUIDANCE

Based on current market conditions and current operations, and after taking into account the lower average selling price per parcel for Express and the lower revenue growth for Store+, we adjusted our full fiscal year 2019 revenue guidance to be in the range of RMB34.9 to RMB35.1 billion. This represents management’s current and preliminary expectation, which is subject to change.

(12) The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans.

COMPANY SHARE REPURCHASE

On November 13, 2019, the Company announced that the board of directors of the Company has authorized a share repurchase program whereby BEST may repurchase up to US$100 million worth of its outstanding American depositary shares (“ADSs”) from time to time during the next 18 months.

MANAGEMENT APPOINTMENT

On November 13, 2019, the Company announced that Ms. Gloria Fan has been appointed as Chief Financial Officer (“CFO”), effective November 18, 2019.

CORPORATE RESPONSIBILITY

On September 19, 2019, the Company released its inaugural environmental, social and governance (ESG) report. The report, capturing the Company’s ESG actions between January 2016 and June 2019, covers six major areas, including business introduction, environment, community, business partners, workplace and corporate governance. It revealed the Company’s key initiatives around the issues that have the most direct impact to the sustainable growth of BEST and the logistics and supply chain industry.

For the full BEST Inc. 2019 ESG report, please visit: http://www.best-inc.com/#/investor/esg

WEBCAST AND CONFERENCE CALL INFORMATION

The Company will hold a conference call at 7:30 am U.S. Eastern Time on November 13, 2019 (8:30 pm Beijing Time, the same day), to discuss its financial results and operating performance for the second quarter 2019.

Participants may access the call by dialing the following numbers:

United States	: +1-888-317-6003
Hong Kong	: 800-963976 or +852-5808-1995
Mainland China	: 4001-206115
International	: +1-412-317-6061
Participant Elite Entry Number	: 1252658

A replay of the conference call will be accessible through November 20, 2019 by dialing the following numbers:

United States	: +1-877-344-7529
International	: +1-412-317-0088
Replay Access Code	: 10136660

Please visit the Company’s investor relations website http://ir.best-inc.com/ on November 13, 2019 to view the earnings release prior to the conference call. A live and archived webcast of the conference call and a corporate presentation will be available at the same site.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including express and freight delivery, supply chain management and last-mile services, truckload service brokerage, international logistics and financial services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

For Investors:

Jane Zeng

ir@best-inc.com

For Media:

Jill Mao

mmj@best-inc.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST’s strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST’s goals and strategies; BEST’s future business development, results of operations and financial condition; BEST ‘s ability to maintain and enhance its ecosystem; BEST ‘s ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; and fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss/income, non-GAAP net loss/profit margin, adjusted EBITDA, adjusted EBITDA margin, EBITDA, adjusted selling expenses, adjusted general and administrative expenses, adjusted research and development expenses, and non-GAAP diluted EPS, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes these non-GAAP financial measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that these non-GAAP financial measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

BEST INC.

Summary of Unaudited Condensed Consolidated Income Statements

(In Thousands)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Revenue
Express	4,357,527	5,202,214	727,817	11,759,488	14,912,047	2,086,272
Freight	1,093,331	1,375,411	192,427	2,886,028	3,669,126	513,330
Supply Chain Management	491,633	450,854	63,077	1,388,662	1,583,308	221,513
Store+	885,518	861,964	120,593	2,229,436	2,206,044	308,637
Others	361,293	854,853	119,598	661,783	2,037,475	285,053
Total Revenue	7,189,302	8,745,296	1,223,512	18,925,397	24,408,000	3,414,805
Cost of Revenue
Express	4,139,558	4,957,398	693,565	11,283,283	14,296,092	2,000,097
Freight	1,042,820	1,289,098	180,351	2,798,694	3,466,109	484,926
Supply Chain Management	472,045	414,197	57,948	1,311,021	1,474,029	206,224
Store+	814,299	771,078	107,878	2,038,955	1,962,020	274,497
Others	330,659	806,469	112,829	576,363	1,889,921	264,410
Total Cost of Revenue	6,799,381	8,238,240	1,152,571	18,008,316	23,088,171	3,230,154
Gross Profit	389,921	507,056	70,941	917,081	1,319,829	184,651
Selling Expenses	(235,681)	(212,714)	(29,760)	(655,775)	(619,203)	(86,630)
General and Administrative Expenses	(264,784)	(275,667)	(38,568)	(747,181)	(863,913)	(120,866)
Research and Development Expenses	(42,922)	(64,522)	(9,027)	(126,436)	(181,058)	(25,331)
Total Operating Expenses	(543,387)	(552,903)	(77,355)	(1,529,392)	(1,664,174)	(232,827)
Loss from Operations	(153,466)	(45,847)	(6,414)	(612,311)	(344,345)	(48,176)
Interest Income	28,436	21,242	2,972	77,126	71,291	9,974
Interest Expense	(18,960)	(12,023)	(1,682)	(53,759)	(52,767)	(7,382)
Foreign Exchange (Loss)/Gain	(375)	661	92	(7,607)	(3,405)	(476)
Other Income	104,620	38,225	5,348	136,042	91,860	12,852
Other Expense	(8,362)	(5,216)	(730)	(16,658)	(13,136)	(1,838)
Loss before Income Tax and Share of Net Loss of Equity Investees	(48,107)	(2,958)	(414)	(477,167)	(250,502)	(35,046)
Income Tax Expense	(2,971)	(3,691)	(516)	(6,971)	(11,793)	(1,650)
Loss before Share of Net Loss of Equity Investees	(51,078)	(6,649)	(930)	(484,138)	(262,295)	(36,696)
Share of Net Income/(Loss) of Equity Investees	24	(47)	(7)	(266)	(183)	(26)
Net Loss	(51,054)	(6,696)	(937)	(484,404)	(262,478)	(36,722)
Net gain/(loss) attributable to non-controlling interests	141	(3,214)	(450)	141	(8,644)	(1,209)
Net loss attributable to Best Inc.	(51,195)	(3,482)	(487)	(484,545)	(253,834)	(35,513)
Net loss attributable to ordinary shareholders	(51,195)	(3,482)	(487)	(484,545)	(253,834)	(35,513)

Summary of Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	As of December 31, 2018	As of September 30, 2019
	RMB	RMB	US$
Assets
Current Assets
Cash and Cash Equivalents	1,630,444	2,138,107	299,132
Restricted Cash	1,278,326	1,273,351	178,148
Accounts and Notes Receivables	1,046,844	1,138,325	159,258
Inventories	151,031	162,005	22,665
Prepayments and Other Current Assets	1,904,846	2,210,508	309,261
Short-term Investments	1,007,329	1,195,819	167,301
Amounts Due from Related Parties	197,488	133,274	18,646
Lease Rental Receivables	613,439	634,852	88,819
Total Current Assets	7,829,747	8,886,241	1,243,230
Non-current Assets
Property and Equipment, Net	2,064,657	2,761,205	386,307
Intangible Assets, Net	143,810	124,606	17,433
Long-term Investments	214,339	217,300	30,401
Goodwill	469,076	490,986	68,691
Non-current Deposits	77,043	113,440	15,871
Other Non-current Assets	45,531	186,103	26,037
Restricted Cash	90,638	171,014	23,926
Lease Rental Receivables	1,431,441	1,150,623	160,978
Operating Lease Right-of-use Assets	—	4,067,499	569,064
Total non-current Assets	4,536,535	9,282,776	1,298,708
Total Assets	12,366,282	18,169,017	2,541,938
Liabilities and Shareholders’ Equity
Current Liabilities
Securitization Debt	—	108,443	15,172
Short-term Bank Loans	1,782,900	1,939,500	271,346
Accounts and Notes Payable	2,851,557	3,033,122	424,349
Income Tax Payable	5,767	4,502	630
Customer Advances and Deposits and Deferred Revenue	1,219,230	1,446,731	202,405
Accrued Expenses and Other Liabilities	2,238,785	2,036,637	284,935
Capital Lease Obligation	2,851	1,722	241
Operating Lease Liabilities	—	823,677	115,237
Amounts Due to Related Parties	12,429	3,291	460
Total Current Liabilities	8,113,519	9,397,625	1,314,775
Non-current Liabilities
Securitization Debt	—	18,251	2,553
Convertible Bond	—	1,376,633	192,598
Capital Lease Obligation	745	2,101	294
Deferred Tax Liabilities	25,356	23,123	3,235
Other Non-current Liabilities	86,504	136,332	19,074
Operating Lease Liabilities	—	3,347,937	468,394
Total Non-current Liabilities	112,605	4,904,377	686,148

Summary of Unaudited Condensed Consolidated Balance Sheets (Cont’d)
(In Thousands)

	As of December 31, 2018	As of September 30, 2019
	RMB	RMB	US$
Total Liabilities	8,226,124	14,302,002	2,000,923
Shareholders’ Equity
Ordinary Shares	25,988	25,988	3,636
Additional Paid-In Capital	19,407,460	19,322,587	2,703,329
Accumulated Deficit	(15,419,256)	(15,673,090)	(2,192,746)
Accumulated Other Comprehensive Income	123,923	189,150	26,463
BEST Inc. Shareholders’ Equity	4,138,115	3,864,635	540,682
Non-controlling Interests	2,043	2,380	333
Total Shareholders’ Equity	4,140,158	3,867,015	541,015
Total Liabilities and Shareholders’ Equity	12,366,282	18,169,017	2,541,938

Summary of Unaudited Condensed Consolidated Statements of Cash Flows
(In Thousands)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net Cash Generated from /(Used in) Operating Activities	86,310	237,337	33,205	(91,784)	366,029	51,209
Net Cash Used in Investing Activities	(1,610,214)	(556,306)	(77,830)	(1,343,500)	(1,383,557)	(193,567)
Net Cash Generated from Financing Activities	150,667	897,235	125,528	230,219	1,558,732	218,075
Exchange Rate Effect on Cash, Cash Equivalents, and Restricted Cash	50,150	41,930	5,866	51,412	41,860	5,856
Net (Decrease)/Increase in Cash and Cash Equivalents, and Restricted Cash	(1,323,087)	620,196	86,769	(1,153,653)	583,064	81,573
Cash and Cash Equivalents, and Restricted Cash at Beginning of Period	3,152,263	2,962,276	414,437	2,982,829	2,999,408	419,633
Cash and Cash Equivalents, and Restricted Cash at End of Period	1,829,176	3,582,472	501,206	1,829,176	3,582,472	501,206

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of the Company’s net loss to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

Table 8 — Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended September 30,			Nine Months Ended September 30,
	2018	2019		2018	2019
(In ‘000)	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(51,054)	(6,696)	(937)	(484,404)	(262,478)	(36,722)
Add
Depreciation & Amortization	112,241	105,601	14,775	329,148	383,426	53,644
Interest Expense	18,960	12,023	1,682	53,759	52,767	7,382
Income Tax Expense	2,971	3,691	516	6,971	11,793	1,650
Subtract
Interest Income	(28,436)	(21,242)	(2,972)	(77,126)	(71,291)	(9,974)
EBITDA	54,682	93,377	13,064	(171,652)	114,217	15,980
Add
Share-based Compensation Expenses	25,185	20,959	2,932	81,927	69,214	9,683
Fair value change of equity investments	(78,528)	—	—	(78,528)	—	—
Adjusted EBITDA	1,339	114,336	15,996	(168,253)	183,431	25,663
Adjusted EBITDA Margin	0.02%	1.3%	1.3%	(0.9)%	0.8%	0.8%

The table below sets forth a reconciliation of the Company’s net loss to non-GAAP net loss/income, non-GAAP net profit margin for the periods indicated:

Table 9 — Reconciliation of non-GAAP Net Loss and Non-GAAP Net Loss Margin

	Three Months Ended September 30,			Nine Months Ended September 30,
	2018	2019		2018	2019
(In ‘000)	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(51,054)	(6,696)	(937)	(484,404)	(262,478)	(36,722)
Add
Share-based Compensation Expenses	25,185	20,959	2,932	81,927	69,214	9,683
Amortization of Intangible Assets Resulting from Business Acquisitions	3,040	2,471	346	8,991	8,133	1,138
Fair value change of equity investments	(78,528)	—	—	(78,528)	—	—
Non-GAAP (Loss)/ Net Income	(101,357)	16,734	2,341	(472,014)	(185,131)	(25,901)
Non-GAAP Net (Loss)/ Profit Margin	(1.4)%	0.2%	0.2%	(2.5)%	(0.8)%	(0.8)%

The table below sets forth a reconciliation of the Company’s diluted EPS to non-GAAP diluted EPS for the periods indicated:

Table 10 — Reconciliation of Diluted EPS and Non-GAAP Diluted EPS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019		2019
(In ‘000)	RMB	US$	RMB	US$
Net Loss Attributable to Ordinary Shareholders	(3,482)	(487)	(253,834)	(35,513)
Add
Share-based Compensation Expenses	20,959	2,932	69,214	9,683
Amortization of Intangible Assets Resulting from Business Acquisitions	2,471	346	8,133	1,138
Add back: Interest accretion related to convertible bonds	1,257	176	—	—
Non-GAAP Net Profit/(Loss) Attributable to Ordinary Shareholders for Computing Non-GAAP Diluted EPS	21,205	2,967	(176,487)	(24,691)
Weighted Average Diluted Shares Outstanding During the Quarter
Diluted	388,750,617	388,750,617	388,213,043	388,213,043
Diluted (Non-GAAP)	397,229,787	397,229,787	388,213,043	388,213,043
Diluted EPS	(0.01)	(0.001)	(0.65)	(0.09)
Add
Non-GAAP adjustment to net loss per share	0.06	0.01	0.20	0.03
Non-GAAP Diluted EPS	0.05	0.01	(0.45)	(0.06)